UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                                (Amendment No.1)*


                           Caliper Technologies Corp.
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)

                                   130876 10 5
                                 (CUSIP Number)

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   CW Ventures II, L.P.
   13-3662683

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                     (a) [ ]

                                     (b) [ ]


3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

   New York


                          5    SOLE VOTING POWER
   NUMBER OF
     SHARES                    755,737 shares.

   BENEFICIALLY            6   SHARED VOTING POWER
     OWNED BY
         EACH                  1,024,955  shares,  except  that the
                               general  partner of CW Ventures  II,
                               L.P.  may be deemed  to have  shared
                               power to dispose of these shares.

   REPORTING
     PERSON                7   SOLE DISPOSITIVE POWER
      WITH
                               755,737 shares.

                           8   SHARED DISPOSITIVE POWER

                               1,024,955 shares,   except  that  the
                               general partner of CW Ventures  II,
                               L.P. may be  deemed to have  shared
                               power to dispose of these shares.

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,024,955 shares (includes shares beneficially owned by CW Partners III, L.P.)

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES

                                      [ ]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    4.8%

12  TYPE OF REPORTING PERSON

    PN

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   CW PARTNERS III, L.P.
   11-3119170

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                     (a) [ ]

                                     (b) [ ]

3  SEC USE ONLY



4  CITIZENSHIP OR PLACE OF ORGANIZATION

   New York


                           5   SOLE VOTING POWER
   NUMBER OF
     SHARES                    269,218 shares.

  BENEFICIALLY             6   SHARED VOTING POWER
         OWNED BY
     EACH                      None,  but  may be  deemed  to  have
                               shared  power  to  vote a  total  of
                               1,024,955  shares by reason of being
                               the  general  partner of CW Ventures
                               II, L.P.


  REPORTING                7   SOLE DISPOSITIVE POWER
     PERSON
     WITH                      269,218 shares.


                    8  SHARED DISPOSITIVE POWER

                       None, but may be deemed to have shared
                       power  to  dispose  of  a  total  of
                       1,024,955  shares by reason of being
                       the  general  partner of CW Ventures
                       II, L.P.

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,024,955     shares (includes shares  beneficially owned by CW Ventures II,
                  L.P.)

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES

                                                    [ ]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    4.8%

12  TYPE OF REPORTING PERSON

    PN

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   CHARLES M. HARTMAN
   ###-##-####


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                     (a) [ ]

                                     (b) [ ]

3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION

   UNITED STATES


                           5    SOLE VOTING POWER
   NUMBER OF
     SHARES                     8,216 shares.


  BENEFICIALLY             6    SHARED VOTING POWER
    OWNED BY
      EACH                      None, but may be deemed to have shared
                                power to vote a total of 1,024,955 shares by reason of being the general partner of the general partner of CW Ventures II, L.P., in addition to the 8,216 shares directly held by Mr. Hartman.


    REPORTING              7     SOLE DISPOSITIVE POWER
     PERSON
      WITH                       8,216 shares.



                           8     SHARED DISPOSITIVE POWER

                                 None, but may be deemed to have shared
                                 power to vote a total of 1,024,955 shares by reason of being the general partner of the general partner of CW Ventures II, L.P., in addition to the 8,216 shares directly held by Mr. Hartman.

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,033,171 shares (includes shares beneficially owned by CW
                  Ventures II, L.P. and CW Partners III, L.P.)

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES

                                                    [ ]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    4.9%


12  TYPE OF REPORTING PERSON

    IN

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   WALTER CHANNING
   ###-##-####


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                     (a) [ ]

                                     (b) [ ]

3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION

   UNITED STATES


                           5   SOLE VOTING POWER
   NUMBER OF
     SHARES                    524 shares.

  BENEFICIALLY             6   SHARED VOTING POWER
    OWNED BY
      EACH                     None, but may be deemed to have shared
                               power to vote a total of 1,024,955 shares by reason of being the general partner of the general partner of CW Ventures II, L.P. in addition to the 524 shares directly held by Mr.Channing.

    REPORTING             7    SOLE DISPOSITIVE POWER
     PERSON
      WITH                     524 shares.


                          8   SHARED DISPOSITIVE POWER

                              None, but may be deemed to have shared
                              power to vote a total of 1,024,955 shares by reason of being the general partner of the general partner of CW Ventures II, L.P. in addition to the 524 shares directly held by Mr. Channing.

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,025,479 shares (includes shares beneficially owned by CW
                  Ventures II, L.P. and CW Partners III, L.P.)

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES

                                                    [ ]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    4.8%


12  TYPE OF REPORTING PERSON

    IN

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   BARRY WEINBERG
   ###-##-####


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                     (a) [ ]

                                     (b) [ ]

3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION

   UNITED STATES


                          5  SOLE VOTING POWER
   NUMBER OF
     SHARES                  524  shares.


  BENEFICIALLY            6  SHARED VOTING POWER
    OWNED BY
      EACH                   None, but may be deemed to have shared
                             power to vote a total of 1,024,955 shares by reason of being the general partner of the general partner of CW Ventures II, L.P. in addition to the 524 shares directly held by Mr.Weinberg.


    REPORTING            7  SOLE DISPOSITIVE POWER
     PERSON
      WITH                  524 shares.

                         8  SHARED DISPOSITIVE POWER

                            None, but may be deemed to have shared
                            power to vote a total  of  1,024,955
                            shares   by   reason  of  being  the
                            general   partner  of  the   general
                            partner of CW  Ventures  II, L.P. in
                            addition to the 524 shares  directly
                            held by Mr.Weinberg.

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,025,479 shares (includes shares beneficially owned by CW
                  Ventures II, L.P. and CW Partners III, L.P.)

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES

                                                    [ ]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    4.8%

12  TYPE OF REPORTING PERSON

    IN

Item 1(a)         NAME OF ISSUER:

         Caliper Technologies Corp.

Item 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         605 Fairchild Drive
         Mountain View, California 94043-2234


Item 2(a)         NAME OF PERSON FILING:

         See Item 1 of the cover pages attached hereto.

Item 2(b) Address of Principal Business Office, or if none, residence:

         c/o CW Group
         1041 Third Avenue
         New York, New York  10021

Item 2(c)         CITIZENSHIP:

         See Item 4 of the cover pages attached hereto.

Item 2(d)         TITLE OF CLASS OF SECURITIES:

         Common Stock, par value $.001 par value per share (the "Common Stock").

Item 2(e)         CUSIP NUMBER:

         13876 10 5

Item 3 This Schedule is filed by (i) CW Ventures II, L.P. ("CW Ventures"), a New York limited partnership, (ii) CW Partners III, L.P. ("CW Partners"), a New York limited partnership and the general partner of CW Partners, (iv) Charles Hartman ("Hartman"), a general partner of CW Partners, (v) Walter Channing ("Channing"), a general partner of CW Partners and (vi) Barry Weinberg ("Weinberg"), a general partner of CW Partners.

Item 4   OWNERSHIP:

         (a)      Amount beneficially owned:

                  Under the definition of "beneficial ownership" in Rule 13d-3 of the rules and regulations under the Securities Exchange Act of 1934, as amended (the "Act"), CW Partners, Channing, Hartman and Weinberg may be deemed to be the beneficial owners (together with CW Ventures) of the Shares because CW Partners is the general partner of CW Ventures (a limited partnership) and because Channing, Hartman and Weinberg are the general partners of CW Partners. Each of CW Partners, Channing, Hartman and Weinberg, however, disclaims beneficial ownership of the Shares other than the beneficial ownership attributable to their respective direct and indirect partnership interests in CW Ventures. The 1,024,955 shares of Common Stock beneficially owned by CW Ventures consists of: 755,737 shares of Common Stock and 269,218 shares of Common Stock owned CW Partners, as of August 1, 2000. The 1,033,171 shares of Common Stock beneficially owned by Charles Hartman consists of: 8,216 shares of Common Stock, 755,737 shares of Common Stock owned by CW Ventures and 269,218 shares of Common Stock owned CW Partners as of August 1,2000. The 1,025,479 shares of Common Stock beneficially owned by each of Walter Channing and Barry Weinberg consists of: 524 shares of Common Stock held by each, 755,737 shares of Common Stock owned by CW Ventures and 269,218 shares of Common Stock owned CW Partners as of August 1,2000.

                  See Item 9 of the cover pages attached hereto.

         (b)      Percent of Class:
                  See Item 11 of the cover pages attached hereto. Pursuant to Rule 13d-1(j), in calculating this figure, the reporting persons have relied upon the issuer's quarterly report for the quarterly period ended June 30, 2000, filed with the Securities and Exchange Commission on August 11, 2000.

         (c) See Items 5 through 8 of the cover pages attached hereto.

Item 5   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not Applicable.

Item     6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

                  Not Applicable.

Item 7   IDENTIFICATION AND CLASSIFICATION  OF THE SUBSIDIARY
         WHICH  ACQUIRED THE SECURITY BEING REPORTED ON BY THE
         PARENT HOLDING COMPANY:

                  Not Applicable.

Item 8   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
         GROUP:

                  Not Applicable.

Item 9   NOTICE OF DISSOLUTION OF GROUP:

                  Not Applicable.

Item 10           CERTIFICATION:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 18, 2000

                                                CW VENTURES II, L.P.


                                            By: CW PARTNERS III, L.P.,
                                                General Partner

                                       By:      /s/ Walter Channing
                                                    Walter Channing
                                                    General Partner


                                                 CW PARTNERS III, L.P.


                                        By:      /s/ Walter Channing
                                                     Walter Channing
                                                     General Partner


                                        By:  /s/ Walter Channing*
                                                 Walter Channing

                                                      *
                                                  Charles Hartman

                                                      *
                                                   Barry Weinberg